UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, or

[    ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                          to

Commission file number 1-31599

ENDURANCE SPECIALTY HOLDINGS LTD.
2005 SHARESAVE SCHEME
(Full title of the plan)

Wellesley House
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of plan)

ENDURANCE SPECIALTY HOLDINGS LTD.

Wellesley House
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

ENDURANCE SPECIALTY HOLDINGS LTD.
2005 SHARESAVE SCHEME

Table of Contents

Report of Independent Registered Public Accounting Firm	2
Statements of Financial Condition	3
Statements of Changes in Plan Equity	4
Notes to Plan Financial Statements	5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ENDURANCE SPECIALTY HOLDINGS LTD., Plan Administrator and Plan Participants
Endurance Specialty Holdings Ltd. 2005 Sharesave Scheme

We have audited the accompanying statements of financial condition of Endurance Specialty Holdings Ltd. 2005 Sharesave Scheme as of December 31, 2007 and 2006, and the related statements of changes in plan equity for the year ended December 31, 2007 and the period from February 20, 2006 (commencement date) to December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Endurance Specialty Holdings Ltd. 2005 Sharesave Scheme at December 31, 2007 and 2006, and the changes in plan equity for the year ended December 31, 2007 and the period from February 20, 2006 (commencement date) to December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst & Young Ltd.

Hamilton, Bermuda
March 28, 2008

ENDURANCE SPECIALTY HOLDINGS LTD.
2005 SHARESAVE SCHEME

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007 and 2006
(In United States dollars)

	2007	2006
PLAN EQUITY
Plan equity	$—	$—

See accompanying notes to Plan financial statements.

ENDURANCE SPECIALTY HOLDINGS LTD.
2005 SHARESAVE SCHEME

STATEMENTS OF CHANGES IN PLAN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007 AND
THE PERIOD FROM FEBRUARY 20, 2006 (COMMENCEMENT DATE) TO DECEMBER 31, 2006
(In United States dollars)

	2007	2006
Contributions:
Participants	$70,760	$89,120
Transfers to third party administrator on behalf of participants	(70,760)	(89,120)
Net changes in plan equity	—	—
Plan equity, beginning of year (period)	—	—
Plan equity, end of year (period)	$—	$—

See accompanying notes to Plan financial statements.

ENDURANCE SPECIALTY HOLDINGS LTD.
2005 SHARESAVE SCHEME

NOTES TO PLAN FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007 AND THE PERIOD FROM
FEBRUARY 20, 2006 (COMMENCEMENT DATE) TO DECEMBER 31, 2006
(Amounts in United States dollars)

1.	Plan description

The following description of the Endurance Specialty Holdings Ltd. (‘‘Endurance Holdings’’ or the ‘‘Company’’) 2005 Sharesave Scheme (the ‘‘Plan’’) provides general information. Participants should refer to the Plan Rules for a more complete description of the Plan’s provisions.

General

The Plan was adopted by the Compensation Committee of the Board of Directors of Endurance Holdings on August 2, 2005 and by the Board of Directors of the Company (the ‘‘Board’’) on August 3, 2005 and was submitted for and obtained approval by Endurance Holdings’ shareholders at a Special General Meeting held on October 26, 2005. The Plan received approval from the UK tax authorities on February 20, 2006 and investment contracts commenced on May 1, 2006. The Board authorized the registration of up to 75,000 ordinary shares, par value U.S. $1.00 per share, under the Securities Act of 1933, as amended. The Plan may be terminated at any time by a resolution of the Board or by a resolution of the Company in a general meeting. The Plan terminates on the tenth anniversary of the Plan or February 20, 2016.

The Plan is intended to provide eligible employees of Endurance Holdings’ U.K. subsidiaries, Endurance Worldwide Holdings Limited and Endurance Worldwide Insurance Limited (together ‘‘Endurance U.K.’’), with an opportunity to share in the ownership of Endurance Holdings by offering successive options to purchase ordinary shares on terms mutually advantageous to Endurance Holdings and its employees. Unless a higher price is designated by the Compensation Committee, the option price will be not less than the higher of the par value of a share and 85% of the market value of a share determined as the average of the highest and lowest price of the share traded on the New York Stock Exchange on the dealing day preceding the day on which invitations to participate in the Plan are extended by the Board and converted into Pounds Sterling at the noon buying rate on the date the options are issued.

Participant contributions are accumulated through payroll deductions and paid by the Plan into local savings accounts in the name of each participant. Thus, there are no assets held by the Plan. Options will be granted for the largest whole number of shares which may be acquired at the option price established on issue from the participant’s savings which may be used within six months following the three-year anniversary of the start date of the various options under the Plan, to purchase ordinary shares of the Company’s stock. Payment for shares under the Plan may be made only by payroll deductions. Employees may elect the amount of regular deductions to be not less than £5 or more than £250 per month in increments of £1.

Eligibility

Employees (including directors who are employees) of Endurance U.K. who are employed on a permanent basis on the date invitations are extended by the Board are eligible to participate in the Plan, subject to certain other limitations. As of the May 14, 2007 the invitation date, 79 employees were eligible to participate in the Plan, of which 22 so elected. As of December 31, 2007, 42 employees of Endurance U.K. were participating in the Plan. As of the February 21, 2006 invitation date, 75 employees were eligible to participate in the Plan, of which 37 so elected. As of December 31, 2006, 35 employees of Endurance U.K. were participating in the Plan.

ENDURANCE SPECIALTY HOLDINGS LTD.
2005 SHARESAVE SCHEME

NOTES TO PLAN FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007 AND THE PERIOD FROM
FEBRUARY 20, 2006 (COMMENCEMENT DATE) TO DECEMBER 31, 2006
(Amounts in United States dollars)

1.    Plan description, cont’d.

Participant contributions

Plan participants may contribute according to a savings contract under which they agree to make contributions of not less than £5 or more than £250 per month deducted from net salary cost, subject to a maximum of £250 per month in total to similar plans. Contributions are collected from participants through deductions by Endurance U.K. from the participants’ pay. Funds contributed to the Plan are accumulated in individual local savings accounts in the names of the participants maintained by an unaffiliated third party administrator. Participant saving accounts earn interest at an established rate depending on the length of time amounts are held in the participants’ accounts. Withdrawals from the savings account can be made at any time; however, deposits may only be made through payroll deductions. Therefore, previous withdrawals cannot be replaced.

Share purchases

The price per share at which a participant may exercise an option is established by the Board at dealing day preceding the day on which invitations to participate in the Plan are extended by the Board. The option price will be not less than the higher of the par value of a share and 85% of the market value of a share determined as the average of the highest and lowest price of the share traded on the New York Stock Exchange on that day and converted into Pounds Sterling at the noon buying rate on the date the options are issued.

During 2007, the Company issued options for the purchase of 5,139 shares of Endurance Holdings’ ordinary common shares at an exercise price of £16.22. During 2006, the Company issued options for the purchase of 13,124 shares of Endurance Holdings’ ordinary common shares at an exercise price of £15.97. At December 31, 2007, 15,319 shares of Endurance Holdings’ ordinary common shares were made available for purchase. Actual shares issued will vary based on the number of options presented for exercise by Plan participants.

Participant options may be exercised for shares within six months following the third anniversary from the grant date of the options. Payment for shares under the Plan may only be made from amounts held in the participant’s savings account. If the amount in the participant’s savings account is less than the amount required to pay for the shares indicated by the option, the option shall be treated as exercised only in respect of such number of shares as may be acquired by the amount held in the savings account and shall lapse as to any additional shares. Shares available for issue upon exercise of the option under the Plan have been registered on a Registration Statement on Form S-8 with the U.S. Securities and Exchange Commission.

Termination of participation

Plan participants may withdraw from the Plan at any time by contacting the third party administrator and withdrawing savings and interest accumulated in such account held in the participant’s name.

Options remain exercisable for the number of shares indicated by the savings held by participants for a period ranging from six months to a year (as defined in the Plan Rules) upon the date of a participant’s death, termination of employment or retirement. Any options that remain unexercised following the established period of time are considered to have lapsed.

ENDURANCE SPECIALTY HOLDINGS LTD.
2005 SHARESAVE SCHEME

NOTES TO PLAN FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007 AND THE PERIOD FROM
FEBRUARY 20, 2006 (COMMENCEMENT DATE) TO DECEMBER 31, 2006
(Amounts in United States dollars)

1.    Plan description, cont’d.

Plan administration and expenses

The Plan is administered under the direction of the Compensation Committee of the Board of Endurance Holdings, which is composed of independent non-employee directors not eligible to participate in the Plan. The Compensation Committee serves at the pleasure of the Board, and its members may thus be removed or replaced by action of the Board at any time. The Compensation Committee determines questions about participation and is empowered to adopt rules and regulations concerning the administration and interpretation of the Plan.

No charge of any kind or nature is made by Endurance Holdings against the funds received from Plan participants. Endurance Holdings pays all costs of setting up and administering the Plan.

2.    Summary of significant accounting policies

Basis of presentation

The accompanying Plan financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

Contributions

Participant contributions are recorded in the period in which the payroll deductions are made from Plan participants. Participant contributions are reflected herein at the weighted average exchange rate in effect for the years ended December 31, 2007 and 2006.

Fees and expenses

All administrative fees and expenses are paid by Endurance Holdings and its subsidiaries.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions and withdrawals during the reporting period. Actual results could differ from those estimates.

3.    Tax status

Her Majesty’s Revenue and Customs approved the Plan as a tax-free savings plan prior to its launch and management believes that the Plan should not be subject to taxes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Endurance Specialty Holdings Ltd. 2005 Sharesave Scheme

By: Endurance Specialty Holdings Ltd., Plan Administrator

/s/ John V. Del Col
John V. Del Col
General Counsel and Secretary

Dated: March 28, 2008

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm